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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

QUEPASA CORPORATION
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
74833W206
(CUSIP Number)
Jeffrey S. Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74833W 206

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑[1]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.51%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	This Schedule is filed by Richard L. Scott and F. Stephen Allen (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of Schedule 13D.

[2]	This percentage is based upon 11,102,521 shares of common stock deemed outstanding, consisting of 8,102,521 shares of the Issuer’s common stock outstanding (as of May 5, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on May 15, 2006, plus 2,000,000 shares of common stock issuable pursuant to warrants held by the Reporting Persons and 1,000,000 shares of common stock issued to the Reporting Persons upon the exercise of 1,000,000 warrants on July 31, 2006.

CUSIP No.	74833W 206

1	NAMES OF REPORTING PERSONS: F. Stephen Allen

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑[1]

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,500,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,500,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.51%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	This Schedule is filed by Richard L. Scott and F. Stephen Allen (together, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of Schedule 13D.

[2]	This percentage is based upon 11,102,521 shares of common stock deemed outstanding, consisting of 8,102,521 shares of the Issuer’s common stock outstanding (as of May 5, 2006), as set forth in the Issuer’s most recent Quarterly Report on Form 10-QSB, filed with the Securities and Exchange Commission on May 15, 2006, plus 2,000,000 shares of common stock issuable pursuant to warrants held by the Reporting Persons and 1,000,000 shares of common stock issued to the Reporting Persons upon the exercise of 1,000,000 warrants on July 31,2006.

This Amendment No. 1 amends the Schedule 13D filed by Richard L. Scott and F. Stephen Allen (individually “Reporting Person” and collectively “Reporting Parties”) on March 31, 2006 (the “Schedule 13D”) with respect to the acquisition by Richard L. Scott Investments, LLC, a Delaware limited liability company and F. Stephen Allen, of warrants (the “Warrants”) to purchase an aggregate of 3,000,000 shares of common stock, par value $.001 per share (the “Common Stock”), of Quepasa Corporation (the “Issuer”) on March 21, 2006. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.
     The initial Schedule 13D was filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by each of the Reporting Persons. The Reporting Persons made a joint filing due solely to the fact that the Reporting Persons made their purchases at the same time on the same terms. The Reporting Persons do not believe they will be deemed to be a “group” for purposes of Section 13(d)(3) of the Exchange Act and each of the Reporting Persons hereby disclaims the existence and membership in a “group” and disclaims beneficial ownership of shares of Common Stock beneficially owned by all other Reporting Persons. Therefore, the Reporting Parties no longer believe a joint filing statement is appropriate and shall each file a Schedule 13D on the date hereof with respect the transactions described in the initial Schedule 13D.

Signature
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: August 11, 2006	/s/ Richard L. Scott
Richard L. Scott

/s/ F. Stephen Allen
F. Stephen Allen